UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34488

ZST Digital Networks, Inc. / NASDAQ Global Market
(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

ITC Kung Kuan, No. 206 Tongbai Road, 3rd Floor, No.2 Building, Zhengzhou City, Henan Province, China 450007; Telephone: (86) 371-6771-6850
(Address, including zip code, and telephone number, including area code of Issuer’s principal executive offices)

Common Stock, par value $0.0001 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and resignation:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities for listing and/or withdraw registration on the Exchange.

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, ZST Digital Networks, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 16, 2012	By: Bo Zhong	Chief Executive Officer
Date	Name	Title